SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. (the “Company”) are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575 and 333-173075) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: November 30, 2011

OTI Reports First Nine Months 2011 Financial Results

• Revenues were $35.2 million with Gross Margin of 49%
• Strong Balance Sheet with $30.8M in Cash, Cash Equivalents and Short Term Investments

ISELIN, NJ, – November 30, 2011 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio, today announced results for the third quarter and first nine months ended September 30, 2011.

The following are various financial figures that compare first nine months of 2011 to the same period last year.

First Nine Months 2011 Highlights:

•	Total revenues of $35.2 million decreased 19% vs. $43.6 million last year.

•	Revenues from Licensing and Transaction Fees increased by 42% to $4.0 million vs. $2.8 million last year.

•	Gross margin was 49% for the first nine months of 2011.

•	Non-GAAP operating expenses increased by 17% to $22.2 million compared to $19.0 million last year. GAAP operating expenses increased by 9% to $24.2 million vs. $22.2 million last year.

•
Non-GAAP operating loss was $5.0 million, compared to non-GAAP operating profit of $4.6 million last year. GAAP operating loss was $7.0 million, compared to GAAP operating profit of $1.4 million last year.

•	GAAP net loss attributable to shareholders was $7.4 million, compared to $2.0 million last year.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $30.8 million at September 30, 2011.

Oded Bashan, Chairman and Chief Executive Officer of OTI, commented, “Our nine months revenues were lower than expected as a result of a weaker than expected third quarter. However, we are experiencing higher revenues in Q4  which right now looks to be our strongest quarter of the year. In addition, the shift in timing of certain contracts although will reduce this year numbers will further increase our visibility for 2012.

Our second half results are being impacted by the flooding in Thailand which has affected our ability to deliver products to certain customers. The delays are due both to the direct impact at the Thailand plant of our principal contractor for inlays, as well as disruptions in some components in our supply chain. Additionally, we have experienced some customer delays which have impacted existing contracts and their execution and as a result our revenue recognition. In summary, approximately $6 million to $8 million of previously anticipated 2011 revenues have now been shifted into 2012.”

Mr. Bashan, concluded, “As a result of these developments, we have reduced our full year 2011 revenue guidance to $50 million, from $55 to $60 million. However, we reiterate this is a shift, which in our belief, will contribute to the visibility in 2012. Implied in our revised guidance is a solid Q4 performance with gross margins returning to our long term target level of 50% on annual basis. Given the anticipated strong Q4 revenue and gross margin, we expect to be profitable in Q4 on a non-GAAP basis.”

Repurchase Plan
We have now completed our $2 million share repurchase plan since the reactivation of the program, as previously reported in our six months results.

Discontinued Operations
During Q4 2009, OTI agreed to sell the assets of its Millennium Card's Technology Ltd ("MCT") subsidiary, including the machinery and inlay production IP of OTI, to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of operating expenses, operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18); amortization of intangible assets; and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

Conference Call and Webcast Information
OTI will host a conference call and simultaneous Webcast today at 9:00 AM ET to discuss its operating results and the company’s outlook. Details are as follows:

Dial in #:	Toll Free 1-866-652-8972 (U.S.) or 1-800-227-297 (Israel)

Live Webcast/Replay:	http://www.otiglobal.com/Investors_Introduction

Telephone Reply:	1-877-456-0009 (U.S. toll free) until midnight 12/7/11

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. ("OTI") designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Norberto Aja/David Collins
Jaffoni & Collins
212-835-8500
otiv@jcir.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, and future results of operations or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2010, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

# # #
(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2011	2010
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$22,690	$15,409
Short-term investments	8,111	8,594
Trade receivables (net of allowance for doubtful
accounts of $289 and $2,832 as of September 30, 2011
and December 31, 2010, respectively)	5,979	5,072
Receivables from sale of operation	1,182	2,336
Other receivables and prepaid expenses	2,395	1,532
Inventories	9,123	8,448

Total current assets	49,480	41,391

Severance pay deposits fund	1,307	1,355

Property, plant and equipment, net	13,948	14,826

Intangible assets, net	709	942

Goodwill	485	-

Total Assets	$65,929	$58,514

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2011	2010
	(Unaudited)	(Audited)

Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,168	$6,881
Trade payables	8,126	6,874
Other current liabilities	5,831	8,954
Total current liabilities	20,125	22,709

Long-Term Liabilities
Long-term loans, net of current maturities	4,829	5,189
Accrued severance pay	3,830	3,727
Deferred tax liability	68	84
Total long-term liabilities	8,727	9,000

Total Liabilities	28,852	31,709

Liabilities related to discontinued operation	458	689

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of September 30, 2011 and
December 31, 2010; issued: 32,240,281 and 25,384,010
shares as of September 30, 2011 and December 31, 2010,
respectively; outstanding: 31,547,006 and 24,821,535 shares
as of September 30, 2011 and December 31, 2010, respectively	806	610
Additional paid-in capital	209,419	190,933
Treasury shares at cost –693,275 shares as of September 30, 2011
And 562,475 shares as December 31, 2010.	(1,318)	(1,136)
Accumulated other comprehensive income	98	645
Accumulated deficit	(172,202)	(164,812)
Shareholder’s equity	36,803	26,240
Non-controlling interest	(184)	(124)

Total Equity	36,619	26,116

Total Liabilities and Equity	$65,929	$58,514

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$31,241	$40,786	$7,243	$14,785
Licensing and transaction fees	3,972	2,798	1,290	999
Total revenues	35,213	43,584	8,533	15,784

Cost of revenues
Cost of sales	18,067	20,016	4,724	7,351
Total cost of revenues	18,067	20,016	4,724	7,351

Gross profit	17,146	23,568	3,809	8,433
Operating expenses
Research and development	6,705	6,179	2,184	2,162
Selling and marketing	10,110	9,516	3,207	2,859
General and administrative	6,960	6,036	2,240	1,889
Amortization of intangible assets	410	431	126	144

Total operating expenses	24,185	22,162	7,757	7,054

Operating profit (loss)	(7,039)	1,406	(3,948)	1,379
Financial expense, net	(269)	(817)	(292)	(242)

Profit (loss) before taxes on income	(7,308)	589	(4,240)	1,137
Taxes on income	(142)	(165)	(58)	(10)

Net profit (loss) from continuing operations	(7,450)	424	(4,298)	1,127
Net loss from discontinued operations	-	(2,457)	-	(536)

Net profit (loss)	(7,450)	(2,033)	(4,298)	591
Net loss (profit) attributable to noncontrolling interest	60	64	(5)	17
Net profit (loss) attributable to shareholders	$(7,390)	$(1,969)	$(4,303)	$608

Basic and diluted net profit (loss) attributable to
shareholders per ordinary share
From continuing operations	$(0.24)	$0.02	$(0.13)	$0.04
From discontinued operations	$-	$(0.10)	$-	$(0.02)
	$(0.24)	$(0.08)	$(0.13)	$0.02
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	31,349,133	24,441,691	32,396,386	24,703,957
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	31,349,133	26,725,145	32,396,386	26,925,411

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING EXPENSES
GAAP operating expenses	$24,185	$22,162	$7,757	$7,054
Less:
Stock based compensation expenses	(1,571)	(2,734)	(390)	(867)
Amortization of intangible assets	(410)	(431)	(126)	(144)

Non GAAP Operating expenses	$22,204	$18,997	$7,241	$6,043

OPERATING PROFIT (LOSS)
GAAP Operating profit (loss)	$(7,039)	$1,406	$(3,948)	$1,379
Plus:
Stock based compensation expenses	1,588	2,754	404	876
Amortization of intangible assets	410	431	126	144

Non GAAP Operating profit (loss)	$(5,041)	$4,591	$(3,418)	$2,399

NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
GAAP Net profit (loss) attributable to shareholders	$(7,390)	$(1,969)	$(4,303)	$608
Plus:
Stock based compensation expenses	1,588	2,754	404	876
Amortization of intangible assets	410	431	126	144
Net loss from discontinued operations	-	2,457	-	536

Non GAAP net profit (loss) attributable to shareholders	$(5,392)	$3,673	$(3,773)	$2,164

BASIC NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS PER ORDINARY SHARE
GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.24)	$(0.08)	$(0.13)	$0.02
Plus:
Stock based compensation expenses	0.05	0.11	0.01	0.04
Amortization of intangible assets	0.02	0.02	0.00	0.01
Net loss from discontinued operations	-	0.10	-	0.02
Non GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.17)	$0.15	$(0.12)	$0.09

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net profit (loss) from continuing operations	$(7,450)	$424
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	1,588	2,754
Loss (gain) on sale of property and equipment	24	(11)
Amortization of intangible assets	410	431
Depreciation	1,247	1,106

Changes in operation assets and liabilities:
Accrued severance pay, net	151	117
Accrued interest on short term investments and linkage differences on long-term loans	(205)	7
Decrease in deferred tax liability	(16)	(27)
Linkage differences on receivable from sale of operation	(102)	-
Decrease (increase) in trade receivables, net	(949)	615
Decrease (increase) in other receivables and prepaid expenses	(890)	31
Increase in inventories	(625)	(1,597)
Increase (decrease) in trade payables	1,621	(2,564)
Decrease in other current liabilities	(3,210)	(6,598)
Net cash used in continuing operating activities	(8,406)	(5,312)

Cash flows from investing activities

Purchase of property and equipment	(1,065)	(2,265)
Purchase of short term investments	(5,042)	(4,487)
Acquisition of business operation	(400)	-
Proceeds from maturity and sale of available-for-sale securities	5,541	1,831
Proceeds from sale of property and equipment	93	21
Net cash used in continuing investing activities	(873)	(4,900)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(2,070)	130
Proceeds from long-term bank loans	2,638	4,282
Repayment of long-term bank loans	(1,517)	(740)
Proceeds from issuance of shares, net of issuance expenses	16,619	-
Payments to acquire treasury shares	(182)	(997)
Proceeds from exercise of options and warrants, net	199	43
Net cash provided by continuing financing activities	15,687	2,718

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(231)	(2,357)
Net cash provided by discontinued investing activities	1,256	1,716
Total net cash provided by (used in) discontinued activities	1,025	(641)

Effect of exchange rate changes on cash	(152)	(54)

Increase (decrease) in cash and cash equivalents	7,281	(8,189)
Cash and cash equivalents at the beginning of the period	15,409	26,884

Cash and cash equivalents at the end of the period	$22,690	$18,695